Exhibit (d)(4)

DISCLOSURE AGREEMENT

This Disclosure Agreement (hereinafter referred to as “Agreement”) is entered into by and between:

Southwall Technologies Inc., having a place of business at 3788 Fabian Way, Palo Alto, CA 94303, USA, or its subsidiaries and

Solutia Inc. 575 Maryville Centre Drive, St. Louis, MO 63141

Referred to hereafter as the “Parties”.

In order to protect certain confidential information, possessed by each Party and which may be disclosed between them, the Parties intending to be legally bound agree that:

1. The disclosers of confidential information are both Parties.

2. The confidential information (“Information”) disclosed under this Agreement is described as follows:

Data, know-how, formulae, processes, designs, sketches, photographs, plans, drawings, specifications, samples, reports, customer lists and other customer information, price lists and pricing information, studies, findings, inventions, products under development, business plans or ideas as these relate to Southwall’s products and activities.

3. This Agreement controls only Information, which is disclosed by a Party (“Discloser”) to the other Party (“Recipient”) during the period between the effective date and March 31, 2010.

4. All of Recipient’s obligations under this Agreement shall expire Two (2) years from the date hereof, unless one of the provisions of Paragraph 8 earlier applies.

5. A Recipient shall protect the disclosed Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized disclosure of the Information, as the Recipient uses to protect its own confidential information of a like nature.

6. Recipient may disclose Information to those of its affiliates and subsidiaries and its and their respective directors, officers, employees, agents, advisors and contractors (collectively, the “Representatives”) who have a need to know such Information and agree to be bound by the provisions hereof. In addition, Recipient and its Representatives may disclose Information to the extent it is required by law, regulation, governmental, regulatory or self-regulatory body or judicial or administrative process; provided that, to the extent practicable and permitted to do so by law, regulation or such body or process to do so, Recipient shall promptly notify Discloser and allow Discloser, at Discloser’s sole cost and expense, a reasonable time to oppose such process.

7. A Recipient’s duties under this Agreement shall apply only to Information that is (a) disclosed by the Discloser in writing and is marked to indicate it is confidential at the time of disclosure, or that is (b) disclosed by the Discloser in any other manner and is indicated to be confidential at the time of disclosure or that is (c) disclosed in the form of tangible products or materials transmitted to the Recipient with an accompanying written memorandum.

8. This Agreement imposes no obligation upon a Recipient with respect to information that (a) was in the Recipient’s possession before receipt from the Discloser; (b) is or becomes available to the public through no fault of the Recipient in breach of this Agreement; (c) is received in good faith by the Recipient from a third party and is not subject to an obligation of confidentiality owed to the third party; or (d) is independently developed by the Recipient without reference to Information received hereunder.

9. A Recipient agrees to destroy all extant Information (including so marked tangible products or materials) received from the Discloser upon request of the Discloser except that Recipient may retain in the office of its legal counsel one copy of written Information for record purposes only and except as required to be retained by Recipient or its Representatives by law, rule or regulation.

10. Each Discloser warrants that it has the right to make disclosures under this Agreement.

11. Neither Party acquires any license under intellectual property rights of the other Party pursuant to this Agreement.

12. Neither Party has an obligation under this Agreement to purchase any service or item from the other Party. Nothing contained in this Agreement shall modify or amend that certain Sale and Supply Agreement, effective as of January 2, 2009, by and between Southwall Technologies and Solutia Europe S.A./N.V. (a subsidiary of Solutia Inc.).

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SOUTHWALL TECHNOLOGIES INC. DISCLOSURE AGREEMENT

13. Neither Party has an obligation under this Agreement to offer for sale products using or incorporating Information.

14. Neither Party has an obligation to commence or continue discussions or negotiations, to reach or execute any agreement, to refrain from engaging at any time in any business whatsoever, or to refrain from entering into or continuing any discussions, negotiations and/or agreements at any time with each other or any third party; provided that any such discussions with third parties does not violate the terms of this Agreement nor make use of any Information obtained from the Discloser during the period of this Agreement.

15. A Recipient shall adhere to the U.S. Export Administration Laws and Regulations and shall not export or re-export any technical data or products received from the Discloser or the direct product of such technical data to any proscribed country listed in the U.S. Export Administration Regulations unless properly authorized by the U.S. Government.

16. The Parties do not intend that any agency or partnership relationship be created between them by this Agreement.

17. All additions or modifications to this Agreement must be made in writing and must be executed by both Parties.

18. This Agreement may not be assigned by either party without the prior written consent of the other party.

19. The relationship created under this Agreement, as well as the possibility or nature of a potential transaction between the Parties, is confidential and is to be treated as Information according to the terms of this Agreement.

20. This Agreement is being executed in duplicate. Please return one executed copy to:

Southwall Technologies

3788 Fabian Way

Palo Alto, CA 94303

Attn: Jill Clardy

21. This Agreement shall be governed by, and construed in accordance with, Delaware law.

Signatures:

Printed Name:	Nadim Z. Qureshi

Title:	VP Corporate Strategy and Development

/s/ Nadim Z. Qureshi
Solutia Inc. 575 Maryville Centre Drive St. Louis, MO 63141

Printed Name:	Dennis Capovilla

Title:	President & Chief Executive Officer

/s/ Dennis Capovilla
Southwall Technologies Inc. 3788 Fabian Way Palo Alto, CA 94303

Effective date:    11/02/2009

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